UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

GigOptix, Inc.

(Name of Issuer)

Common Stock, par value 0.001 per share

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Avi S. Katz GigOptix, Inc. 130 Baytech Drive San Jose, CA 95134 (408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37517Y103

1	NAMES OF REPORTING PERSONS Avi S. Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,511,872 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,511,872 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,872 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See Item 3 below.
(2)	See Item 5 below.

CUSIP No. 37517Y103

This Amendment No. 1 to Schedule 13D is being filed by Dr. Avi S. Katz, the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, in his individual capacity. The Schedule 13D filed on August 19, 2011 (the “Schedule 13D”) is hereby amended and supplemented as set forth in this Amendment No. 1.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

As the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, the Issuer has issued Dr. Katz options and warrants, as reported in Item 5 below, as part of his equity compensation, and as previously reported in the Schedule 13D Dr. Katz has acquired shares in the open market.

ITEM 4. Purpose of Transaction.

As the Founder, Chief Executive Officer and Chairman of the Board, the Issuer has issued options and warrants to Dr. Katz. The warrants are fully vested, and the options are vesting pursuant to the terms of such grants. Subsequent to the initial filing of the Schedule 13D, and as stated therein and in Forms 4 filed by Dr. Katz, Dr. Katz has continued to vest in options of the Issuer, including vesting in 100,000 previously issued options on December 17, 2011 and additional option vesting between December 19 and December 29, 2011, and as a result, increased his beneficial ownership of Common Shares by 1% over the amount previously reported in the Schedule 13D, necessitating the filing of this Amendment No. 1 Dr. Katz will continue to vest in his options which will necessitate additional amendments to the Schedule 13D. In addition, it is currently expected that consistent with the terms of the Employment Agreement between Dr. Katz and the Issuer and past practice, that there may be future issuances of options to Dr. Katz. It is also currently expected that other employees, consultants and directors of the Issuer may in the future be issued options by the Issuer (as well as continue to vest into existing options), and as Chief Executive Officer and Chairman of the Board, Dr. Katz will evaluate any such issuances.

As previously disclosed in the Schedule 13D, Dr. Katz has also previously purchased Common Shares in the open market for investment purposes, and such purchases have been made in the ordinary course of business and in connection with his employment with the Issuer. Dr. Katz reserves the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer and Chairman of the Board, Dr. Katz reviews and evaluates potential transactions and the consideration used, including Common Shares.

Except as described above, Dr. Katz presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Katz holds directly 60,800 Common Shares of the Issuer, 1,414,024 options that are vested and exercisable or exercisable within the next 60 days, and 37,048 warrants that are presently exercisable. As a result, Dr. Katz may be deemed to be the beneficial owner with sole voting and dispositive power of 1,511,872 shares in the aggregate of Common Stock, or 6.6% of the class of securities.

The calculation of percentage ownership is based on 21,545,724 shares of Common Stock outstanding as of December 31, 2011, plus 1,451,072 shares of Common Stock that would be issued upon the exercise of the options and warrants.

CUSIP No. 37517Y103

(c), (d) and (e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Katz and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2012
/s/ Avi S. Katz
Name: Avi S. Katz